Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX

MONTHS ENDED JUNE 30, 2023

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023 (the “2022 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2022 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2022 Form 20-F.

Overview

We are a provider of integrated cloud-based platform, resource sharing functionality, and big data solutions to the Chinese new media, residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and share resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure and Internet-enabled display technologies to customers in government, media, residential community, transportation, and other private sectors.

Prior to 2014, we generated majority of our revenues through selling our products to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. Starting from 2020, we had a portion of revenue generated from the sale of cloud severs as part of our CBT business. The revenues generated from SaaS and other software products and services remained small.

In June, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies.

In 2021, the Company ventured into blockchain related business through the launch of cryptocurrency mining operations and established new subsidiaries in Hong Kong to diversity revenue streams, following a decline in its Traditional Information Technology (TIT) business segment.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In January 2022, the Company completed the acquisition of 100% equity interest of Zhenjiang Taoping IoT Tech. Co., Ltd. (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

In December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment. The Company also terminated the leases for both the office facility and the storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022.

The Company’s business was negatively impacted by COVID-19 pandemic from fiscal year 2020 to 2022. Since the pandemic was largely contained in China in late 2022, and as a result of the recovery of market conditions and customer demands, the Company’s revenue of continuing operations continued to grow in the first half of 2023. Revenue in the first half of 2023 was $14.1 million, compared to $7.3 million for the same period of 2022, an increase of $6.8 million, or 92.8%. The Company incurred a net loss of approximately $1.8 million for the six months ended June 30, 2023, an improvement from the net loss of approximately $2.0 million for the same period of last year.

Effective at the market opening on August 1, 2023, the Company implemented a one-for-ten share combination of its issued and outstanding ordinary shares where every ten ordinary shares outstanding were automatically combined and converted into one issued and outstanding ordinary share. Any fractional shares resulting from the share combination were rounded up to the nearest whole share. The share combination was intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. The Company regained compliance with the Nasdaq minimum bid price rule on August 15, 2023. This share combination did not change the number of shares the Company is authorized to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this report on Form 6-K has been restated to retroactively show the effect of the share combination.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments and other assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2023 and 2022, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$14,078,009	100.00%	$7,301,522	100.00%
Costs of revenue	10,203,109	72.48%	4,715,394	64.58%
Gross profit	3,874,900	27.52%	2,586,128	35.42%
Administrative expenses	(3,750,087)	(26.64)%	(3,002,768)	(41.13)%
Research and development expenses	(1,585,894)	(11.27)%	(2,050,609)	(28.08)%
Selling expenses	(215,152)	(1.53)%	(343,211)	(4.70)%
Loss from operations	(1,676,233)	(11.91)%	(2,810,460)	(38.49)%
Subsidy income	142,324	1.01%	89,596	1.23%
Loss from equity method investment	(836)	(0.01)%	(307,403)	(4.21)%
Other income (loss), net	40,767	0.29%	1,511,572	20.70%
Interest expense and debt discounts, net of interest income	(261,812)	(1.86)%	(287,697)	(3.94)%
Loss before income taxes	(1,755,790)	(12.47)%	(1,804,392)	(24.71)%
Income tax expense	(34,513)	(0.25)%	(4,283)	(0.06)%
Net loss from continuing operations	(1,790,303)	(12.72)%	(1,808,675)	(24.77)%
Net loss from discontinued operations	(18,727)	(0.13)%	(191,880)	(2.63)%
Net loss	(1,809,030)	(12.85)%	(2,000,555)	(27.40)%
Less: net loss attributable to non- controlling Interest	-	-%	-	-%
Net loss attributable to the Company	$(1,809,030)	(12.85)%	$(2,000,555)	(27.40)%

Revenue

Revenue was $14.1 million for the first six months of 2023, compared to $7.3 million for the same period of last year, an increase of $6.8 million, or 92.8%. The increase was primarily due to an increase of $5.2 million revenue from products, and an increase of $2.0 million of software revenue. The Company expects that revenue for the second half of 2023 would increase as a result of the growth of advertising businesses, as well as product sales of its cloud-based screens, terminals, and other new applications.

Cost of Revenue and Gross Profit

Cost of revenue was $10.2 million for the six months ended June 30, 2023, compared to $4.7 million for the same period of 2022. As a percentage of revenue, our cost of revenue increased to 72.5% for the first six months of 2023, from 64.6% for the same period of 2022. As a result, gross profit as a percentage of revenue was 27.5% for the first six months ended June 30, 2023 compared with 35.4% for the same period of 2022. The increase in the overall gross profits was in line with the increase of total revenue. The decrease in the overall gross margin was primarily resulted from the decreased margin of advertising business. The Company expects that the gross margin for the remaining of 2023 would be consistent with the first half of the year.

Administrative, R&D and Selling expenses

Administrative expenses increased by $0.8 million, or 24.9%, to $3.8 million for the first six months of 2023, from $3.0 million for the same period of 2022. Such increase was mainly caused by the increase in share-based compensation of $1.2 million to certain directors, executive officers, employees, and certain consultants, offset by the decrease of $0.5 million of professional service fee. As a percentage of revenue, administrative expenses decreased to 26.6% for the first six months of 2023, from 41.1% for the same period of 2022. The Company expects that the administrative expenses for the remaining of 2023 would decrease as a result of the decrease of share-based compensation.

Research and development (“R&D”) expenses decreased by $0.5 million, or 22.7%, to $1.6 million for the first six months of 2023, from $2.1 million for the same period of 2022. Such decrease was primarily due to the decrease in depreciation expenses of purchased software, and the decrease in payroll and benefits to R&D staff. As a percentage of revenue, R&D expenses decreased to 11.3% for the first six months of 2023, from 28.1% for the same period of last year. R&D expenses for the remaining of 2023 are expected to be consistent with revenue growth.

Selling expenses decreased by $0.1 million, or 37.3%, to $0.2 million for the first six months of 2023, from $0.3 million for the same period of 2022. The decrease was primarily due to the decrease of selling activities related costs. Selling expenses for the remaining of 2023 are expected to be consistent with revenue growth.

Other income (loss), net

Other income for the first six months of 2023 was approximately $0.04 million, compared to other income of approximately $1.5 million for the first six months of 2022. Other income in the first half of 2022 was mainly the income generated from the disposition of a subsidiary.

Net loss attributable to Company

As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $1.8 million for the first six months of 2023, improved from to a net loss of $2.0 million for the same period of last year.

Business Acquisition

On June 9, 2021, the Company, through its then consolidated affiliated entity, Biznest Internet Technology Co., Ltd., consummated an acquisition of 100% of the equity interests of TNM. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

On January 13, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in ZJIOT, aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, as a consideration, the Company agreed to issue to the shareholders of ZJIOT a total of approximately 20,154 restricted ordinary shares. The shares are expected to be issued in three phases. The first one-third of the shares were issued within 20 days after closing of the transaction; the second one-third of the shares were issued before May 31, 2023 and the remaining shares are to be issued before May 31, 2024. Issuance of shares during the second and third phases are conditioned upon the satisfaction of certain performance targets of ZJIOT as set forth in the share purchase agreement. Upon the completion of the acquisition, the Company currently owns 100% equity interest in ZJIOT.

The Company’s consolidated statement of operations for the six months ended June 30, 2022 included revenue of $1.13 million and net loss of $0.31 million attributable to TNM.

The Company’s consolidated statement of operations for the six months ended June 30, 2023 included revenue of $0.71 million and net profit of $0.25 million attributable to TNM.

The Company’s consolidated statement of operations for the six months ended June 30, 2022 included revenue of $0.1 million and net loss of $0.07 million attributable to ZJIOT since January 13, 2022, the acquisition date, to the end of June 30, 2022.

The Company’s consolidated statement of operations for the six months ended June 30, 2023 included revenue of $0.05 million and net loss of $0.1 million attributable to ZJIOT.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $0.5 million.

As of June 30, 2023, the Company had short-term bank loans of approximately $6.8 million, maturing on various dates from July 14, 2023 to September 22, 2023. These loans may be extended for another year by the banks upon maturity without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear fixed interest rates ranging from 4.65% to 5.00% per annum. The weighted average interest rates on short term debt were approximately 4.76% and 4.86% for the six months ended June 30, 2023 and 2022, respectively. Correspondingly, interest expenses were approximately $0.2 million and $0.2 million, respectively, for the six months ended June 30, 2023 and 2022.

The Company has renewed the bank facility line with a value of approximately $2.6 million in July 2023.

In addition, on July 17, 2023, the Company entered into a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements.

We evaluate the creditworthiness of all of our customers individually before accepting them, and continuously monitor the recoverability of accounts receivable individually or in aggregate through aging analysis and past credit loss history, current financial conditions of our customers, and reasonable and supportable forecasts for future economic condition taking into consideration of the negative impact of COVID-19 pandemic. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(e) to our unaudited consolidated financial statements.

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of high-end data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2023 and December 31, 2022, totaled approximately $24.6 million and $25.5 million, respectively, representing management’s best estimate. The following table describes the movement in the allowance for credit losses for the six-month period ended June 30, 2023.

Balance at December 31, 2022	$25,484,295
Increase in allowance for credit losses	973,909
Foreign exchange difference	(1,809,738)
Balance at June 30, 2023 (Unaudited)	$24,648,466

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2023, the Company had cash and cash equivalents of $0.5 million, compared to cash and cash equivalents of $1.0 million of December 31, 2022. Working capital surplus was $1.3 million as of June 30, 2023, compared to a working capital deficit of $0.2 million as of December 31, 2022.

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(670,271)	$(5,134,364)
Net cash (used in) provided by investing activities	$(348,070)	$1,998,683
Net cash provided by (used in) financing activities	$346,394	$(139,082)

Operating Activities

Net cash used in operating activities was approximately $0.7 million for the first six months of 2023, a significant improvement from the net cash used in operating activities of approximately $5.1 million for the same period of 2022. For the first six months of 2023, the slight operating cash outflow was primarily attributable to the increase in inventories and the decrease in accounts payable.

Investing Activities

Net cash used in investing activities was approximately $0.4 million for the first six months of 2023, and net cash provided by investing activities was approximately $2.0 million for the same period of 2022. Net cash outflow in investing activities was primarily due to the increase of approximately $0.6 million in property and equipment purchases, partially offset by the increase of approximately $0.2 million proceeds from sales of property and equipment during the first six months of 2023. Net cash inflow in investing activities of $2.0 million for the first six months of 2022 was mainly contributed by the Company’s discontinued cryptocurrency mining business of approximately $4.1 million, partially offset by the increase of approximately $2.1 million purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $0.3 million for the first six months of 2023, mainly attributable to receipts of the borrowings from related parties of $0.4 million, partially offset by $0.1 million in net repayment of short-term bank loans. Net cash used in financing activities was approximately $0.1 million for the first six months of 2022, mainly attributable to approximately $0.1 million in net repayment of short-term bank loans.